FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 20, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an exhibit into the registration statement on Form F-10 of Banro Corporation (File No. 333-153305).

EXHIBIT INDEX

Exhibit Number 99.1	Description Form 51-102F3 - Material Change Report dated February 20, 2009

EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2.	Date of Material Change

February 19, 2009.

3.	News Release

The news release (the “News Release”) was issued on February 19, 2009 through CNW Group.

4.	Summary of Material Change

See item 5.1 below.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On February 10, 2009, Banro Corporation (the “Company” or “Banro”) announced that it was proposing to issue to a number of investors a total of up to 10,000,000 common shares of the Company (the “Offered Shares”) at a price of US$1.40 per Offered Share for gross proceeds of up to US$14,000,000.

On February 19, 2009, the Company announced that it has closed the issuance and sale of 10,000,000 Offered Shares at a price of US$1.40 per Offered Share for gross proceeds of US$14,000,000.

The Company intends to use the proceeds of this offering (the “Offering”) to further advance the Company’s projects in the Democratic Republic of the Congo (the “DRC”) and for general corporate purposes.

The Offering, which was non-brokered, was made under a second prospectus supplement (the “Prospectus Supplement”) to Banro’s base shelf prospectus dated September 11, 2008 (the “Shelf Prospectus”). The Company has filed the Shelf Prospectus and the Prospectus Supplement with certain Canadian securities regulatory authorities. The Company has also filed a registration statement (which includes the Shelf Prospectus) and the Prospectus Supplement with the United States Securities and Exchange Commission (the “SEC”). These documents and other documents filed by the Company and referred to therein are available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

A copy of the Shelf Prospectus and the Prospectus Supplement may also be obtained from the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada (Attention: Martin Jones; telephone number - (416) 366-2221).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

February 20, 2009.